VIA EDGAR

February 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Rucha Pandit

Re:	Wellgistics Health, Inc.

Statement on Form S-1, as amended

File No. 333-280945

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Craft Capital Management LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of Wellgistics Health, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-280945) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 4:30 p.m., Eastern Time, on February 14, 2025, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer